Exhibit 99.1

Kenon Holdings Reports Q1 2020 Results and Additional Updates

Singapore, June 1, 2020. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q1 2020 and additional updates to its businesses.

Key Highlights

OPC

•
In May 2020, OPC announced that SMS IDE Ltd. (“IDE”) won a BOT tender for the construction of a seawater desalination plant. OPC will develop a 99MW cogeneration power plant at the premises of IDE’s plant.

•	OPC Energy Ltd.’s (“OPC”) financial results for Q1 2020:

•	OPC’s revenue decreased to $89 million in Q1 2020, as compared to $97 million in Q1 2019.

•	OPC’s net profit decreased to $11 million in Q1 2020, as compared to $14 million in Q1 2019.

•	OPC’s EBITDA[1] decreased to $27 million in Q1 2020, as compared to $30 million in Q1 2019.

Qoros

•
In April 2020, Kenon completed the sale of half of its remaining interest in Qoros (i.e. 12%) to the majority shareholder in Qoros Automotive Co., Ltd. (“Qoros”) and received full payment of RMB1,560 million ($220 million). As a result, Kenon now holds a 12% interest in Qoros, the majority shareholder holds 63% and Chery owns 25%.

•	In addition, since December 2019, Kenon received aggregate cash payments of $18 million from Chery in connection with reductions in Chery's guarantee obligations.

Discussion of Results for the Three Months ended March 31, 2020

Kenon’s consolidated results essentially comprise the consolidated results of OPC. The results of Qoros (until completion of the sale reducing Kenon’s stake to 12%) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associated companies.

See Exhibit 99.2 of Kenon’s Form 6-K dated June 1, 2020 for summary Kenon consolidated financial information; summary OPC consolidated financial information; a reconciliation of OPC’s EBITDA (which is a non-IFRS measure) to net profit and summary operational information of OPC’s generation businesses.

OPC

The following discussion of OPC’s results of operations is based on OPC’s consolidated financial statements, which are denominated in New Israeli Shekels (NIS) and translated into US dollars for purposes of Kenon's reporting.

Summary Financial Information of OPC

	Q1 2020	Q1 2019
	$ millions
Revenues	89	97
Cost of sales	58	61
Finance Expenses, net	5	5
Net profit	11	14
EBITDA	27	30

1 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated June 1, 2020 for the definition of OPC’s EBITDA and a reconciliation to its net profit for the applicable period.

Revenue

	Q1 2020	Q1 2019
	$ millions
Revenue from energy generated by OPC and sold to private customers	64	71
Revenue from energy purchased by OPC and sold to private customers	-	2
Revenue from private customers in respect of infrastructures services	17	19
Revenue from energy sold to the System Administrator	3	1
Revenue from sale of steam	5	4
Total	89	97

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the EA, with some discount. The weighted-average generation component tariff for 2020, as published by the EA in January 2020, is NIS 0.2678 per KW hour. In 2019, the weighted-average generation component tariff was NIS 0.2909 per KW hour. OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index (CPI).

•
Revenue from energy generated by OPC and sold to private customers – decreased by $7 million in Q1 2020, as compared to Q1 2019. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $3 million. Excluding the impact of exchange rate fluctuations, revenues decreased by $10 million primarily as a result of (i) a $6 million decrease in revenues due to the decrease in electricity tariffs in January, and (ii) a $4 million decrease in revenues due to lower consumption of OPC’s customers, mainly desalination customers that experienced unplanned maintenance in Q1 2020. The estimated impact of COVID-19 on OPC’s customers’ electricity consumption in Q1 2020 was lower than $0.5 million.

•
Revenue from energy purchased by OPC and sold to private customers – decreased by $2 million in Q1 2020, as compared to Q1 2019, primarily as a result of lower electricity consumption by OPC’s customers.

•
Revenue from private customers in respect of infrastructures services – decreased by $2 million in Q1 2020, as compared to Q1 2019, primarily as a result of (i) a $1 million decrease due to lower energy consumption, and (ii) a $1 million decrease due to a decrease in infrastructures services tariffs in January 2020.

•
Revenue from energy sold to the System Administrator – increased by $2 million in Q1 2020, as compared to Q1 2019, primarily as a result of a higher volume of electricity sold to the System Administrator.

Cost of sales (Excluding Depreciation and Amortization)

	Q1 2020	Q1 2019
	$ millions
Natural gas and diesel oil consumption	35	35
Payment to IEC for infrastructure services and purchase of electricity	17	20
Natural gas transmission	2	2
Operating expenses	4	4
Total	58	61

•
Natural gas and diesel oil consumption – remained similar to Q1 2019. Excluding the impact of exchange rate fluctuations, natural gas consumption cost decreased by $1 million, as a result of the decrease in the generation component tariffs, as discussed above.

•
Payment to IEC for infrastructures services and purchase of electricity – decreased by $3 million in Q1 2020, as compared to Q1 2019, primarily as a result of (i) a $2 million decrease due to lower electricity consumption of OPC’s customers and lower infrastructures services tariffs, and (ii) a $1 million decrease due to lower electricity purchases from IEC.

Liquidity and Capital Resources

As of March 31, 2020, OPC had cash and cash equivalents and short-term deposits of $78 million, debt service reserves (out of restricted cash) of $40 million, and total outstanding consolidated indebtedness of $660 million, consisting of $105 million of short-term indebtedness, including the current portion of long-term indebtedness, and $555 million of long-term indebtedness. All of OPC’s debt is denominated in NIS.

Business Developments

Sorek 2 Cogeneration Plant

On May 26, 2020, IDE notified OPC that it had won a build-operate-transfer (BOT) tender with the State of Israel for the construction, operation and maintenance of a seawater desalination plant (“Sorek 2”).

OPC, through a fully owned subsidiary, has an agreement with IDE, that provides that should IDE sign an agreement with the State of Israel as a result of winning the tender, OPC will construct, operate and maintain a gas-fired cogeneration power plant with a capacity of up to 99MW at the premises of the desalination plant, and sell electricity to the desalination plant for a period of 25 years. IDE is a part of the IDE Technologies group, specializing in desalination and water treatment plants, and holds three operating seawater desalination plants in Israel.

Update on OPC-Hadera

OPC-Hadera is constructing a 148 MW co-generation power plant in Israel. OPC expects that the total cost of completing the OPC-Hadera plant will be approximately NIS 1 billion (approximately $281 million). As of March 31, 2020, OPC-Hadera had invested an aggregate of NIS 854 million (approximately $240 million).

Construction of the Hadera Power Plant has been completed and it is currently in the commissioning stage. Commercial operation of OPC-Hadera plant is expected in June 2020 - this takes into account delays that occurred during the construction, including the expected timetable for replacement of faulty components discovered during construction.

In March 2020 the EPC contractor of the OPC-Hadera power plant notified OPC that, due to the quarantine procedures and limitations imposed on entry into Israel as a result of the spread of COVID-19, the EPC contractor expects that should a foreign technical team be required for the completion of the acceptance tests of the OPC-Hadera power plant, there may be a delay in the commercial operation of the power plant beyond June 2020. So far, there has been no need to bring in a foreign team.

Update on Tzomet Project

Tzomet Energy Ltd. (“Tzomet”) is developing an open-cycle natural gas-fired power station with capacity of approximately 396 MW in Israel.

In March 2020, OPC paid the remaining consideration of $15.8 million for the original purchase of 95% of Tzomet shares. The balance on the remaining 5% of approximately $7.5 million was paid in February and March 2020. OPC now holds 100% of Tzomet’s shares.

As of March 31, 2020, OPC had invested an aggregate of NIS 410 million (approximately $115 million) in the Tzomet project.

Due to the continued restrictions in Israel and worldwide and the need for teams and equipment from overseas, as a result of the spread of COVID-19, OPC estimates that the construction period of the Tzomet power plant could continue beyond 2022 and is currently expected to be completed in the first quarter of 2023.

Ramat Hovav Tender

In May 2020 OPC Noy Ramat Hovav Ltd., a joint venture company with 50% of its share capital held by OPC and the remaining 50% held by Noy Power Plants Limited Partnership, submitted a bid as part of the tender for the purchase of the Ramat Hovav power facility in Israel. Ramat Hovav is a 1,137MW aggregate capacity site, operated with natural gas.

Qoros

Qoros sold approximately 500 cars in Q1 2020 compared to approximately 800 cars in Q1 2019.

ZIM

Discussion of ZIM’s Results for Q1 2020

ZIM carried approximately 638 thousand TEUs in Q1 2020, representing a 4% decrease as compared to Q1 2019, in which ZIM carried approximately 668 thousand TEUs. The average freight rate per TEU in Q1 2020 was $1,091 per TEU, as compared to $1,019 per TEU in Q1 2019, representing a 7% increase.

ZIM’s revenues increased by 3% in Q1 2020 to approximately $823 million, as compared to approximately $796 million in Q1 2019, due to an increase in income from containerized cargo and income from slots. ZIM’s operating expenses and cost of services decreased by 1% in Q1 2020 to approximately $698 million, as compared to approximately $703 million in Q1 2019.

Additional Kenon Updates

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of March 31, 2020, Kenon’s unconsolidated cash balance was $31 million. There is no material debt at the Kenon level.

In April 2020, Kenon completed the sale of half of its remaining interest in Qoros (i.e. 12%) to the majority shareholder in Qoros and received full payment of approximately $220 million. In addition, in April and May 2020, Kenon received aggregate cash payments of $7 million from Chery in connection with reductions in Chery's guarantee obligations. As of May 31, 2020, Kenon’s unconsolidated cash balance was $254 million.

Kenon is the beneficiary of a four-year deferred payment agreement, effective December 28, 2017, reflecting deferred consideration from the sale of its Inkia power businesses, accruing 8% interest, payable in kind (total receivable as at March 31, 2020 including principal and accrued interest is $208 million). The deferred payment is subject to tax.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	OPC (70% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;
•	Qoros (12% interest) – a China-based automotive company;
•	ZIM (32% interest) – an international shipping company; and
•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology. In light of market conditions, Primus has decided to significantly reduce its operations.

For further information on Kenon’s businesses, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

 Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the OPC-Hadera and Tzomet projects, including expected installed capacity, cost, and timing of commercial operation and acceptance tests of the projects and the expected impact of the delay in OPC-Hadera’s construction and related compensation and insurance, the expected impact on such projects of the COVID-19 pandemic and statements with respect to the Ramat Hovav tender, the Sorek 2 Cogeneration Plant and other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to a potential failure to complete the development and reach commercial operation of the OPC-Hadera and Tzomet projects on a timely basis, within the expected budget, or at all, including risks related to costs associated with delays in reaching commercial operation and other risks and factors including the impact of the COVID-19 outbreak and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +44 20 7659 4186